Exhibit 99

For Immediate Release

SAES GETTERS ANNOUNCES ANNUAL ORDINARY SHAREHOLDERS’ MEETING ACTIONS

(April 23, 2003, Milan – Italy) Saes Getters S.p.A. (Nasdaq: SAESY) announced several actions that took place at today’s Annual Ordinary Shareholders’ Meeting.

•	Approval of the 2002 consolidated financial statements. For the year ended December 31, 2002 the Group reported consolidated net sales of €141.2 million and net income of €6.5 million. Net income per Ordinary Share and Savings Share was €0.2708 and €0.2864, respectively.
•	Approval of the following dividends for the 2002 fiscal year: €0.15 and €0.1656 for each Ordinary and Savings Share, excluding own shares, respectively. ADSs’ dividends will be paid on May 15, 2003 to shareholders of record as of May 5, 2003.
•	Re-election of the Board of Directors, consisting of 14 members. Paolo della Porta has been confirmed as Chairman of the Board of Directors and President. Massimo della Porta has been confirmed as Vice President and Managing Director and appointed as Group Chief Executive Officer. Giulio Canale has been confirmed as Managing Director and appointed as Deputy Group Chief Executive Officer. Giuseppe Rolando has been confirmed as Group Chief Financial Officer.
•	Re-election of the Audit Committee, in the majority composed of independent directors and of the Compensation Committee.
•	Renewal of a share buy back authorization. The Company has renewed the existing 18-months authorization to buy back up to 2 million shares of stock (including own shares held as of today) from time to time on the open market at a price no lower than €0.52 (i.e. the nominal value) and no greater than €30 for each share, however for a disbursement not exceeding €10.5 million.

SAES Getters, established in 1940, is the world leader in most of the scientific and technological areas for applications where very low limits of impurities in air, gases, liquids, solids and vacuum systems are necessary. By exploiting its core competencies, SAES Getters is the worldwide primary producer of gettering devices and diverse components for the information display, lamp and other industries. The Group is also a leader in ultra pure gases handling for both semiconductor and other high tech markets, manufacturing and distributing purifiers, trace impurity analyzers and quality assurance certification services.

In May 1996, SAES Getters became the first Italian Company to be listed on the Nasdaq Stock Market. The Company’s ADRs trade under the symbol “SAESY”.

For more information, visit the Company’s web-site at http://www.saesgetters.com.

For more information, please contact

Giuseppe Rolando	Gianna La Rana
SAES Getters S.p.A.	SAES Getters S.p.A.
Group Chief Financial Officer	Investor Relations Manager
Tel +39 02 93178 203	Tel +39 02 93178 273
Fax +39 02 93178 250	Fax +39 02 93178 370
E-mail: giuseppe_rolando@saes-group.com	E-mail: gianna_la_rana@saes-group.com